Sandoe, Christian T.

From: edward_c_delk@vanguard.com
Sent: Wednesday, December 19, 2007 8:47 AM
To: Sandoe, Christian T.
Subject: Your Fax #

What's your fax number?

Edward C. Delk
Principal, Securities Regulation, Legal Department
The Vanguard Group, Inc.
Overnight Delivery: 100 Vanguard Boulevard, Malvern, PA 19355
Standard Delivery: P.O. Box 2600, V26, Valley Forge, PA 19482
Phone: 610-669-6893
Mobile: 610-755-2879
Fax: 610-669-6600
E-mail: edward_delk@vanguard.com
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